Rule 253(g)(2)

SUPPLEMENT TO THE OFFERING CIRCULAR

Dated October 5, 2016

PURSUANT TO REGULATION A
OF THE SECURITIES ACT OF 1933

XREAL, INC.

604 Arizona Avenue

Santa Monica, California 90401

(310) 963-1789

www.fortressfury.com

$3,000,000

600,000 Shares of Common Stock at $5.00 per Share

Minimum Investment: 30 Shares ($150)

FORM 1-A: TIER 2

FOR SOPHISTICATED INVESTORS ONLY

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(D)(2)(I)(C) OF REGULATION A FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

	Price to public	Underwriting discount and commissions (1)	Proceeds to Company (2)	Proceeds to other persons

Per share	$5.00	(1)	$5.00	$0

Total (3):	$3,000,000	(1)	$3,000,000	$0

This offering will terminate on March 20, 2017, unless extended by us for up to an additional 180 days or terminated sooner by us in our discretion regardless of the amount of capital raised (the "Sales Termination Date"). There is no minimum capitalization required of us and therefore no contingent subscription escrow will be established for subscription funds. Subscription funds may be transferred by our instruction directly from the administrative escrow account into our operating account for use as described in this Offering Circular. No investor funds will be returned to any subscriber if an insufficient amount of capital is raised from this offering to enable the Company to implement its business plan.

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Tax Aspects. The income earned by a qualified pension, profit sharing or stock bonus plan (collectively, "Qualified Plan") and by an individual retirement account ("IRA") is generally exempt from taxation. However, if a Qualified Plan or IRA earns "unrelated business taxable income" ("UBTI"), this income will be subject to tax to the extent it exceeds $1,000 during any fiscal year. The amount of unrelated business taxable income in excess of $1,000 in any fiscal year will be taxed at rates up to 36%. In addition, such unrelated business taxable income may result in a tax preference, which may be subject to the alternative minimum tax. It is anticipated that income and gain from an investment in the shares will not be taxed as UBTI to tax exempt shareholders, because they are participating only as passive financing sources.

TERMS OF THE OFFERING

Securities Offered

We are offering shares of common stock for a purchase price of $5.00 per share with a minimum purchase requirement of 30 shares ($150). The maximum offering is $3,000,000. We will have the unrestricted right to reject tendered subscriptions for any reason and to accept less than the minimum investment from a limited number of subscribers. In the event the shares available for sale are oversubscribed, they will be sold to those investors subscribing first, provided they satisfy the applicable investor suitability standards.

The purchase price for the shares will be payable in full upon subscription. Subscription funds which are accepted will be deposited into our subscription escrow account, expected to be maintained by the Escrow Agent, with whom we plan to enter into a service agreement in the near future. We have no required minimum offering amount for this offering and therefore we may instruct our Escrow Agent to release funds held on deposit to our operating account at any time.

Subscription Period

The offering of shares will terminate on March 20, 2017, unless we extend the offering for up to an additional 180 days, or terminate the offering sooner in our sole discretion regardless of the amount of capital raised (the "Sales Termination Date"). The Sales Termination Date may occur prior to March 20, 2017 if subscriptions for the maximum number of shares have been received and accepted by us before such date. Subscriptions for shares must be received and accepted by us on or before such date to qualify the subscriber for participation in XReal.

Subscription Procedures

We plan to engage Provident Trust Group, LLC, and if so, completed and signed subscription documents and subscription checks should be sent to Provident Trust Group, LLC at the following address: 8880 West Sunset Road, Suite 250, Las Vegas, Nevada 89148. Attention XReal Escrow Account. In such case, subscription checks should be made payable to Provident Trust Group, LLC as Agent for XReal, Inc. Escrow Account. If a subscription is rejected, all funds will be returned to subscribers within ten days of such rejection without deduction or interest. Upon acceptance by us of a subscription, a confirmation of such acceptance will be sent to the subscriber.

Investor Suitability Standards

Shares will be sold only to a person if the aggregate purchase price paid by such person is no more than 10% of the greater of such person's annual income or net worth, not including the value of his primary residence, as calculated under Rule 501 of Regulation D promulgated under Section 4(a)(2) of the Securities Act of 1933, as amended. See the Purchaser Qualification Questionnaire in the Subscription Documents in Exhibit A to this Offering Circular. In the case of sales to fiduciary accounts (Keogh Plans, Individual Retirement Accounts (IRAs) and Qualified Pension/Profit Sharing Plans or Trusts), the above suitability standards must be met by the fiduciary account, the beneficiary of the fiduciary account, or by the donor who directly or indirectly supplies the funds for the purchase of shares. Investor suitability standards in certain states may be higher than those described in this Offering Circular. These standards represent minimum suitability requirements for prospective investors, and the satisfaction of such standards does not necessarily mean that an investment in the Company is suitable for such persons.

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SUBSCRIPTION DOCUMENTS

XREAL, INC.

a Delaware Corporation

600,000 Shares at $5.00 Per Share

Minimum Investment: 30 Shares ($150)

FOR SOPHISTICATED INVESTORS ONLY

INSTRUCTIONS FOR SUBSCRIPTION

To Subscribe

1.	Subscription Agreement

Please execute the signature page and return with the Investor Questionnaire

2.	Investor Questionnaire

Please complete and return with your executed Subscription Agreement.

3.	Please make check payable to: Provident Trust Group, LLC as Agent for XReal, Inc. Escrow Account

4.	Please mail subscription documents and checks to:

Provident Trust Group, LLC as Agent for XReal, Inc. Escrow Account

8880 West Sunset Road, Suite 250

Las Vegas, Nevada 89148

Reference XReal, Inc.

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